Exhibit 99(a)(26)

EFiled: Jan 19 2005 7:29PM EST
Filing ID 4974606

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

TEACHERS’ RETIREMENT SYSTEM OF	x	C.A NO.
LOUISIANA, on behalf of itself and all others similarly	:
situated,	:
:
Plaintiff,	:
:
vs.	:
:
PETER J. POWERS, LACHLAN KEITH MURDOCH,	:
THOMAS W. JONES, CHRISTOS M. COTSAKOS,	:
ARTHUR MICHAEL SISKIND, PETER CHERNIN,	:
KEITH RUPERT MURDOCH, DAVID FRANCIS	:
DEVOE, FOX ENTERTAINMENT GROUP, INC. and	:
NEWS CORPORATION,	:
:
Defendants.	:
x

SHAREHOLDER’S CLASS ACTION COMPLAINT

Plaintiff, through counsel, for their complaint against defendants, allege upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholder’s class action on behalf of the public stockholders of defendant Fox Entertainment Group, Inc. (“Fox” or the “Company”), against certain of its officers and directors and the controlling shareholder of Fox to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of Fox common stock by its majority controlling shareholder, defendant News Corporation Limited (“News Corp.”).

2. The consideration that News Corp. has stated it will offer to members of the Class (as defined below) in the proposed stock acquisition is unfair and grossly inadequate, because among other things, the intrinsic value of Fox’s common stock is materially in excess of the amount offered, giving due consideration to the Company’s growth and anticipated operating results, net asset value and future profitability. The entire fairness standard of judicial review applies to all aspects of the proposed transaction because (1) News Corp. stands on both sides of the deal, (2) the purported special committee is not independent and disinterested, and (3) the purported special committee has no authority other than to recommend the proposed transaction to shareholders of Fox.

THE PARTIES

3. Plaintiff the Teachers’ Retirement System Of Louisiana is and at all relevant times has been an owner of Fox common stock.

4. (a) Defendant Fox is a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, New York, 10036. Fox purportedly develops, produces, and distributes feature films and television programs, television broadcasting, and cable network programming. The Company’s products are distributed worldwide.

(b) As of November 5, 2004, Fox had 426.959 million shares of Class A common stock and 547.5 million shares of Class B common stock outstanding, held by hundreds if not thousands of shareholders of record. Fox common stock is listed and traded on the New York Stock Exchange under the ticker symbol FOX.

5. (a) Defendant News Corporation is a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, NY 10036, and is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, as well as television, satellite and cable broadcasting.

(b) Defendant News Corp. and its affiliates own and control, directly and indirectly, 82.10% of Fox’s outstanding common stock. As such, News Corp. and its representatives on the Fox board effectively control and dominate Fox’s affairs. News Corp., therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Fox.

6. (a) At all relevant times, defendants Peter J. Powers, Lachlan Keith Murdoch (“L. Murdoch”), Thomas W. Jones, Christos M. Cotsakos, Arthur Michael Siskind (“Siskind”), Peter Chernin (“Chernin”), Keith Rupert Murdoch (“K. Murdoch”), and David Francis DeVoe (“DeVoe”) have served as the directors of Fox (collectively, the “Individual Defendants”).

(b) In addition, at all relevant times, defendant L. Murdoch has served as Deputy Chief Operating Officer and Executive Director of News Corp., defendant Siskind has served as Senior Executive Vice President and Group General Counsel of News Corp. and Senior Executive Vice President and General Counsel of Fox, defendant Chernin has served as President and Chief Operating Officer of News Corp. and President and Chief Operating Officer of Fox, defendant K. Murdoch has served as Chairman and Chief Executive Officer of News Corp. and President and Chief Executive Officer of Fox, and defendant DeVoe has served as Senior Executive Vice President and Chief Financial Officer of New Corp. and Senior Executive Vice President and Chief Financial Officer of Fox.

(c) Powers is a directors of NDS Group plc (“NDS”), which is majority-owned by News Corp, as the owner of 97% of the voting power and 77% of the outstanding common shares of NDS. Defendants DeVoe, L. Murdoch, and Siskind are also NDS directors. At the November 3, 2004 NDS annual meeting, a resolution was passed increasing the maximum compensation for an outside director to $1 million from approximately $100,000. Accordingly,

Powers is neither independent nor disinterested because he stands to receive as much as $1 million from News Corp.’s controlled subsidiary.

7. By virtue of their positions as directors and/or officers of Fox and/or their exercise of control and dominant ownership over the business and corporate affairs of Fox, each and every of the Individual Defendants and News Corp. have, and at all relevant times had, the power to control and influence, and did control and influence and cause Fox to engage in the practices complained of herein. Each Individual Defendant and News Corp. owed and owes Fox and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage Fox in a fair, just and equitable manner; act in furtherance of the best interests of Fox and its stockholders; govern Fox in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of Fox and its stockholders.

8. As discussed in detail below, News Corp., in concert with the Individual Defendants, as well as the Individual Defendants, who together control the actions of Fox, have breached their fiduciary duties to Fox’s public stockholders by acting to cause or facilitate News Corp.’s acquisition of the publicly-held minority shares of Fox for unfair and inadequate consideration, and colluding in News Corp.’s coercive tactics in accompanying such buyout.

9. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of Fox and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

10. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of itself and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

11. This action is properly maintainable as a class action for the following reasons:

a. The Class is so numerous that joinder of all members is impracticable. There are hundreds of millions of shares of Fox common stock which are outstanding, held by hundreds, if not thousands, of stockholders of Fox stock who are members of the Class.

b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

c. There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:

(i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits News Corp. at the expense of the members of the Class;

(ii) Whether the Individual Defendants, as officers and/or directors of the Company, and News Corp., the controlling stockholder of Fox are violating their fiduciary duties to plaintiff and the other members of the Class;

(iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv) Whether defendants have initiated and/or timed their buyout of Fox shares to unfairly benefit News Corp. at the expense of Fox’s public shareholders.

d. The claims of plaintiff is typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

f. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

12. The class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer damages to bring separate actions in various parts of the country.

SUBSTANTIVE ALLEGATIONS

A.	The Company

13. Fox purportedly develops, produces, and distributes feature films and television programs, television broadcasting, and cable network programming. The Company’s products are distributed worldwide.

14. The Company engages in feature film and television production and distribution principally through Fox Filmed Entertainment (“FFE”), a producer and distributor of feature films; Twentieth Century Fox Television (“TCFTV”), a producer of network television programming; Twentieth Television, a producer and distributor of television programming, and Fox Television Studios, a producer of broadcast and cable programming.

15. Successful motion pictures produced and/or distributed by FFE in the United States and international territories since the beginning of fiscal 2000 include X-Men, Cast Away (together with DreamWorks SKG), Moulin Rouge, and Star Wars Episode II: Attack of the Clones. TCFTV has produced television programs for the Fox, ABC, CBS, NBC, UPN and WB broadcast television networks.

16. News Corp., with a current market capitalization of over $50 billion, is directly controlled by K. Murdoch and his son, L. Murdoch, who recently resigned from the Company’s Board. The Murdoch family owns nearly 30 percent of News Corp. As a percentage of Fox’s market capitalization, News Corp.’s stake in Fox is worth approximately $26 billion.

B.	The Offer

17. News Corp. has proposed to acquire the outstanding shares of Fox that it does not already own in a stock deal valued at $33.53 per share (the “Proposed Transaction”). The Proposed Transaction contains a fixed exchange set at 1.9 shares of News Corp. Class A common stock for each share of Fox Class A common stock. This value represents a small 7.4% premium over the $31.22 market price of Fox on January 7, 2005, the day before the announcement of the Proposed Transaction. Tellingly, the premium offered appears to be less than premiums offered by News Corp. in connection with its arm’s-length deals in the past. For instance, in 2000, News Corp. agreed to buy Chris-Craft Industries Inc. and its 10 television stations for nearly $5.4 billion in cash and stock, amounting to a 38 percent premium. According to the January 10, 2005 Prospectus, the Proposed Transaction is conditioned upon the tender of a majority of the outstanding public shares of Fox Class A; however, News Corp. reserves its right to unilaterally modify any of the terms of the offer. The Prospectus acknowledges at page 14 that News Corp. has not negotiated or sought approval of the exchange ratio or structure of the Proposed Transaction from Fox or its independent directors. Speaking on a conference call for investors concerning the Proposed Transaction, defendant DeVoe admitted that “the endorsement of the special committee is not required for the consummation of this transaction.” Thus, despite the appointment of an “independent” committee to “evaluate” the Proposed Transaction, this committee has not exhibited any willingness to consider any viewpoint other than that of News Corp. The formation of the committee offers no assurance to class members of a fair process, since the Company’s Board is beholden to members of News Corp.

18. News Corp. is a majority owner and partner of Fox and is, therefore, well aware of the status of Fox’s development and success. In making its inadequate offer to acquire the remaining stock of Fox, News Corp. has tried to take advantage of the fact that the market price of Fox stock does not fully reflect the progress and future value of the Company.

19. The value of $33.53 per share to be paid to the class members is unconscionable, unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of Fox is materially in excess of the $33.53 value, giving due consideration to the possibilities of growth and profitability of Fox in light of its business, earnings and earnings power, present and future; (b) the $33.53 value is inadequate and offers an inadequate premium to the public stockholders of Fox; and (c) the $33.53 value is not the result of arm’s-length negotiations, but was fixed arbitrarily by News Corp. to “cap” the market price of Fox stock, as part of a plan for defendants to obtain complete ownership of Fox’s assets and business at the lowest possible price. The intrinsic unfairness in defendants’ actions is also the product of the currently undervalued price of the shares in the marketplace.

20. The stock value that News Corp. has offered has been dictated by News Corp. to serve its own interests, and is being crammed down by News Corp. and its representatives on Fox’s Board to force Fox’s minority shareholders to relinquish their Fox shares at a grossly unfair price. Such action constitutes unfair dealing.

21. News Corp., by reason of its 82% ownership of Fox’s outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Fox’s public shareholders.

22. Because News Corp. is in possession of proprietary corporate information concerning Fox’s future financial prospects, the degree of knowledge and economic power between News Corp. and the class members is unequal, making it grossly and inherently unfair for News Corp. to obtain the remaining Fox shares at the unfair and inadequate price that it has proposed.

23. By offering grossly inadequate value for Fox’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. News Corp. is violating its duties as a majority shareholder.

24. Any buyout of Fox public shareholders by News Corp. on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of Fox’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

25. Defendants’ fiduciary obligations require them to:

(a) act independently so that the interests of Fox’s public stockholders will be protected;

(b) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Fox’s public stockholders; and

(c) provide Fox’s stockholders with genuinely independent representation in the negotiations with News Corp.

26. Because News Corp. controls Fox, no auction or market check can be effected to establish Fox’s worth. Thus, News Corp. has the power and is exercising its power to acquire Fox’s minority shares and dictate terms which are in News Corp.’s best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Fox’s stock.

27. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Fox and are engaging in improper, unfair dealing and wrongful and coercive conduct. Further, the defendants have violated their duty of disclosure because the Prospectus (1) fails to disclose the expected savings to be realized by News Corp. in connection with the Proposed Transaction and (2) fails to disclose the compensation paid to defendant Powers as a director of NDS, including the $1 million increased limit recently put into place by News Corp.

28. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

29. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

30. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

31. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Fox’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

32. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

B. Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

C. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

D. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

E. Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other, and further relief as this Court may deem to be just and proper.

DATED: January 19, 2005

MILBERG WEISS BERSHAD & SCHULMAN LLP

By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Ralph N. Sianni (#4151)
Joseph N. Gielata (#4338)
919 N. Market Street, Suite 411
Wilmington, DE 19801
Tel: (302) 984-0597
Fax: (302) 984-0870
-and-
Steven G. Schulman
Deborah Sturman
One Pennsylvania Plaza
New York, NY 10119-0165
Tel: (212) 594-5300
Fax: (212) 868-1229

Attorneys for Plaintiff